Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD
ON THURSDAY, JULY 21, 2022

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Eli Glickman and Noam Nativ, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ZIM Integrated Shipping Services Ltd. (the "Company"), standing in the name of the undersigned at the close of business on Tuesday, June 21, 2022, at the Annual and Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, 9, Andrei Sakharov Street, Haifa, Israel, on Thursday, July 21, 2022, at 2:30 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the "Meeting").

A shareholder’s proxy card must be received by the Company no later than Thursday, July 21, 2022 at 10:30 a.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

The shares represented by this proxy card will be voted in the manner directed.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

☒	Please mark your votes as in this example.

Proposal 1:

Re-election of nine (9) members to the Company’s Board of Directors.

Election of Yair Seroussi to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of Yair Caspi to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of Nir Epstein to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of Flemming R. Jacobs to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of Dr. Karsten Liebing to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of Birger Johannes Meyer-Gloeckner to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of Yoav Moshe Sebba to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of William (Bill) Shaul to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Election of Liat Tennenholtz to the Company's Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 2:

Re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 3:

Approval of an amendment to the Company's articles of association pursuant to which the maximum number of directors shall be eleven (11) members instead of the current nine (9) members.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2022

(Signature of Shareholder)

(Signature of Shareholder)

Please sign exactly as your name(s) appears on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.